Exhibit 99.1

Oriental Rise Holdings Limited Announces Pricing of $6.9 Million Public Offering

Ningde, Fujian, China, July 21, 2025– Oriental Rise Holdings Limited (Nasdaq: ORIS) (“Oriental Rise” or the “Company”), an integrated supplier of white- and black-tea products in mainland China, today announced the pricing of its public offering (the “Offering”) of up to 14,800,000 Units on a best-efforts basis at a price of US$0.4681 per Unit. Each Unit consists of one Ordinary Share (or one Pre-Funded Warrant to purchase one Ordinary Share in lieu thereof), par value US$0.0008 per share, and one Common Warrant to purchase one Ordinary Share. Each Common Warrant is exercisable immediately on the date of issuance at an exercise price of US$0.4681 per share and will expire five years from the date of issuance. The Common Warrants may, at any time following the closing of this Offering and in the holders’ sole discretion, be exercised in whole or in part by means of a zero exercise price option, in which the holders will receive two (2) times the number of Ordinary Shares that would be issuable upon a cash exercise of the Common Warrant, without payment of additional consideration. In addition, the exercise price for the Common Warrants will be adjusted downward on the 5th and 10th trading days following the closing of this Offering to the price that is equal to 70% and 50%, respectively, of the initial exercise price of the Common Warrants; and upon each adjustment to the exercise price for the Common Warrants, the number of issuable warrant shares will be proportionately increased so that the nominal aggregate exercise price of the Common Warrants will remain the same. Gross proceeds, before deducting placement agent fees and other offering expenses, are expected to be approximately US$6.9 million.

The Offering is expected to close on July 23, 2025, subject to customary closing conditions. The Company intends to use the proceeds from the Offering for general corporate purposes and working capital, sales network expansion, including the hiring of sale personnel and the development of regional sales channels, and expansion of production and capacity, including new equipment and upgrades to its manufacturing facilities.

Maxim Group LLC is acting as the exclusive placement agent, on a reasonable best-efforts basis for the Offering.

A registration statement on F-1 (File No. 333-288292) was filed with the Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on July 21, 2025. The Offering is being made only by means of a prospectus forming part of the effective registration statement. A final prospectus relating to the Offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to this Offering, when available, may be obtained Maxim Group LLC, 300 Park Ave 16th Floor, New York, NY 10022, Telephone: +1 (212) 895-3745; Email: syndicate@maximgrp.com.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Oriental Rise Holdings Limited

Oriental Rise Holding Limited is an integrated supplier of tea products in mainland China. Our major tea products include (i) primarily-processed tea consisting of white tea and black tea, and (ii) refined white tea and black tea. Our business operations are vertically integrated, covering cultivation, processing of tea leaves and the sale of tea products to tea business operators (such as wholesale distributors) and end-user retail customers in mainland China. We operate tea gardens located in Zherong County, Ningde City in Fujian Province of mainland China. For more information, visit the Company’s website at https://ir.mdhtea.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the expected completion, timing and size of the Offering and the intended use of the proceeds from the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Oriental Rise Holdings Limited

Investor Relations Department

Email: ir@mdhtea.cn